UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Qihoo 360 Technology Co. Ltd.
(Name of Issuer)

Class A and Class B Ordinary Shares
(Title of Class of Securities)

74734M109
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	74734M109

(1)	NAME OF REPORTING PERSONS

Xiangdong Qi

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(5)	SOLE VOTING POWER

17,543,343

	(6)	SHARED VOTING POWER

0

	(7)	SOLE DISPOSITIVE POWER

17,543,343

	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,543,343

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%[1]

(12)	TYPE OF REPORTING PERSON*

IN

1 As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012. The voting power of the ordinary shares beneficially owned by the reporting person represents 18.9% of total outstanding voting power of all Class A and Class B ordinary shares.

1

CUSIP NO.:	74734M109

(1)	NAME OF REPORTING PERSONS

Young Vision Group Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(5)	SOLE VOTING POWER

15,823,344

	(6)	SHARED VOTING POWER

0

	(7)	SOLE DISPOSITIVE POWER

15,823,344

	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,823,344

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%[2]

(12)	TYPE OF REPORTING PERSON*

CO

 2 As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012. The voting power of the ordinary shares beneficially owned by the reporting person represents 18.5% of total outstanding voting power of all Class A and Class B ordinary shares.

2

CUSIP NO.:	74734M109

(1)	NAME OF REPORTING PERSONS

East Line Holdings Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER

15,823,344

	(6)	SHARED VOTING POWER

0

	(7)	SOLE DISPOSITIVE POWER

15,823,344

	(8)	SHARED DISPOSITIVE POWER

0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,823,344

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%[3]

(12)	TYPE OF REPORTING PERSON*

CO

3 As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012. The voting power of the ordinary shares beneficially owned by the reporting person represents 18.5% of total outstanding voting power of all Class A and Class B ordinary shares.

3

Item 1(a)	Name of Issuer:

Qihoo 360 Technology Co. Ltd.

Item 1(b)	Address of Issuer's Principal Executive Offices:

Qihoo 360 Technology Co. Ltd., Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China

Item 2(a)	Name of Person Filing:

Xiangdong Qi

Young Vision Group Limited

East Line Holdings Limited

Item 2(b)	Address of Principal Business Office or, if None, Residence:

For all reporting persons:

c/o Qihoo 360 Technology Co. Ltd., Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People's Republic of China

Item 2(c)	Citizenship:

Xiangdong Qi: People’s Republic of China

Young Vision Group Limited: British Virgin Islands

East Line Holding limited: British Virgin Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to five votes, whereas each Class A ordinary share is entitled to one vote.

Item 2(e)	CUSIP Number:

74734M109

Item 3	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

4

Item 4	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2012.

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of

Xiangdong Qi	17,543,343 ordinary shares(2)	9.5	%(3)	17,543,343 ordinary shares	0	17,543,343 ordinary shares	0

Young Vision Group Limited	15,823,344 ordinary shares(4)	8.6	%(5)	15,823,344 ordinary shares	0	15,823,344 ordinary shares	0

East Line Holdings Limited	15,823,344 ordinary shares(6)	8.6	%(5)	15,823,344 ordinary shares	0	15,823,344 ordinary shares	0

(1)	As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012.

(2)	Consists of (i) 1,719,999 Class A ordinary shares beneficially owned by Mr. Qi in the form of American depositary shares, and (ii) 15,823,344 Class B ordinary shares held by Young Vision Group Limited (“Young Vision”), a British Virgin Islands company, which is wholly-owned by East Line Holdings Limited (“East Line”), a British Virgin Islands company, which is in turn wholly-owned by Mr. Qi. Mr. Qi expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

(3)	The voting power of the shares beneficially owned represents 18.9% of total outstanding voting power of all Class A and Class B ordinary shares.

(4)	Consists of 15,823,344 Class B ordinary shares. Young Vision expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

(5)	The voting power of the shares beneficially owned represents 18.5% of total outstanding voting power of all Class A and Class B ordinary shares.

(6)	Consists of 15,823,344 Class B ordinary shares. East Line expressly disclaims beneficial ownership in 1,274,039 Class B ordinary shares allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

5

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Xiangdong Qi	/s/ Xiangdong Qi
Xiangdong Qi

East Line Holdings Limited	By:	/s/ Xiangdong Qi
	Name:	Xiangdong Qi
	Title:	Director

Young Vision Group Limited	By:	/s/ Xiangdong Qi
	Name:	Xiangdong Qi
	Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A and Class B Ordinary Shares, par value $0.001 per share, of Qihoo 360 Technology Co. Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 14, 2013.

Xiangdong Qi	/s/ Xiangdong Qi
Xiangdong Qi

East Line Holdings Limited	By:	/s/ Xiangdong Qi
	Name:	Xiangdong Qi
	Title:	Director

Young Vision Group Limited	By:	/s/ Xiangdong Qi
	Name:	Xiangdong Qi
	Title:	Director

[Signature Page to Joint Filing Agreement]